Exhibit 99.2

Tombstone Exploration Corporation Receives Approval From State of Arizona for 2010 Drill Program

PHOENIX, AZ--(Marketwire - 03/16/10) - Tombstone Exploration Corp. (OTC.BB:TMBXF - News) announced today that the Company has been issued drill permits by the State of Arizona for its Tombstone, Arizona Silver and Gold Exploration Project. Tombstone is in the final stages of planning a 5,000 foot drilling program. This drill program is targeting several historical mining areas as well as a list of very encouraging targets developed from our recent geological work.

Alan Brown, CEO of Tombstone, commented, "The 2010 Drill Program will help us to complete the best strategy for the development of our acreage. We are encouraged by the results of previous drilling and are looking forward to moving to the next stage."

Tombstone Exploration Corporation (TMBXF) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is now the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.